UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: April 18, 2013

	By:	/s/ Jeffrey David McGhie
	Name:	Jeffrey David McGhie
	Title:	Group General Counsel & Chief Corporate Affairs Officer

VimpelCom to pay final dividend 2012 of USD 0.35 per ADS

Announces extraordinary dividend of USD 0.79 per ADS or USD 1.4 billion

Affirms dividend guidelines: USD 0.80 per ADS or USD 1.4 billion per annum

Amsterdam (April 18, 2013), “VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NYSE:VIP), announces today that the Supervisory Board has authorized the payment of VimpelCom’s final dividend of USD 0.35 per ADS, or USD 615 million, in relation to the Company’s final 2012 results, bringing the total dividend in relation to the Company’s 2012 results to USD 0.80 per ADS. The Supervisory Board also approved an extraordinary dividend of USD 0.79 per ADS in relation to the USD 1.4 billion the Company received following Altimo’s conversion of its 128.5 million preferential shares into common shares on April 16, 2013. Each ADS represents one common share. The total dividend payment amount will be approximately USD 2.0 billion.

The record date for the Company’s shareholders entitled to receive the dividends has been set for April 29, 2013. The ex-dividend date is April 25, 2013. It is expected that the dividend will be paid by May 15, 2013. The Company will make appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s ADS depositary, The Bank of New York Mellon.

The Supervisory Board has announced the affirmation of VimpelCom’s dividend guidelines. The group aims to pay out at least USD 0.80 per share per year assuming not more than 1,757 million common shares are issued and outstanding.

Jo Lunder, Chief Executive Officer comments: “Our strategy of profitable growth and increasing cash flows has provided strong results in 2012, enabling us to announce the payment of USD 0.35 final dividend per common share. In addition, it has been decided that the proceeds from the conversion of Altimo’s preferential shares into common shares will be distributed to our shareholders. In total we aim to pay USD 2.0 billion in dividends. Going forward, we remain committed to pay annual dividends of at least USD 0.80 per common share, in line with our current dividend guidelines.”

Dividend Guidelines

The goal of the Dividend Guidelines is to clarify the context of returns to investors of the Company both in terms of company value increase (capital gain) and cash return. The Company’s Dividend Guidelines will be annually reviewed to ascertain that the Company will continue to maintain an efficient capital structure, capable of securing its growth ambitions whilst honoring its financial commitments on a sustainable basis.

The key elements of the guidelines are:

•	It is the Company’s intention to pay a dividend which develops substantially in line with the development of its operational performance.

•

Barring unforeseen circumstances, the Company aims to pay out a significant part of its annual operating free cash flow to its shareholders in the form of dividends. Operating Free cash flow is defined as “Net Cash from Operating Activities minus CAPEX”, and can be derived from the consolidated group financial statements.

•	The Group aims to pay out at least USD 0.80 per share assuming not more than 1,757 million common shares are issued and outstanding.

The company will plan to pay the annual dividend in two tranches in cash. The first tranche will be an interim dividend paid during the second half of the year. The second tranche will be the final dividend that will be paid out following the annual results announcement.

The precise amount and timing of dividends for a particular year will be approved by the Supervisory Board, subject to the following constraints and guidelines:

A.	The Supervisory Board may consider various factors in determining the amount of dividends such as investment opportunities, capital market expectations, debt repayments schedules, desired level of leverage, share repurchase programs and any other factors at the discretion of the Supervisory Board.

B.	All dividend decisions shall be taken assuring that the covenants or other restrictions in agreements to which the Company or any subsidiary is a party shall be satisfied and that the Company’s operating subsidiaries shall be in compliance with any law restricting the distribution of dividends.

C.	The exact amount and timing of any dividend declarations and payments will require, subject to the requirements of applicable law, the affirmative vote of at least five (5) members of the Supervisory Board.

D.	The financial terms referred to above are derived from and computed on the basis of measurements that appear in the Company’s audited annual consolidated IFRS financial statements. Unless otherwise specified, all financial measurements in this policy shall be calculated based on the financial statements for the year ended prior to the decision being taken. For interim dividends, these financial measurements shall be calculated based on the financial statements for the quarters in the year ended prior to the decision being taken (whether such financial statements are audited or unaudited).

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, relating to the timing and amount of future payments of dividends by VimpelCom. These forward-looking statements are based on management’s best assessment of the Company’s position and future market conditions and trends. The actual outcome may differ materially from these statements and there can be no assurance that VimpelCom will be able to pay dividends in the future as described in these statements. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 780 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2012 VimpelCom had 214 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com

Contact information
Investor Relations VimpelCom Ltd. Gerbrand Nijman Investor_Relations@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

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